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03024051

File No. 82-5227

June 17, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Invalidation Decision by the Japanese Patent Office

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation)

File No. 82-5227
June 13, 2003

Dear Sirs,

Name of Company: Sammy Corporation

Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Hideo Yoshizawa
Executive Officer and Division Manager, Corporate Planning Division
(TEL: 03-5950-3790)

Notice of Invalidation Decision by the Japanese Patent Office

Notice is hereby given that with regard to the action of infringement of a utility model right filed against Sammy Corporation (the "Company") by Takasago Electric Industry Co., Ltd. ("Takasago"), the Company confirmed the delivery of a decision invalidating the utility model right of Takasago (dated June 5, 2003) from the Japanese Patent Office on June 12, 2003, as described below:

Description

1. Content of the decision:

   The utility model right of Takasago (Registration No. 2148009) shall be invalidated.

2. Related action for damages for infringement of the utility model right

   With regard to the Company's pachislot machines, Takasago has filed an action based on such utility model right:

Related Action	Date of Action Filed	Current Status
Aladdin A *Hard-boiled 2* *Sanpei* *Juo*	July 18, 2002	On trial at the Osaka District Court (Amount of damages claimed: ¥11,424,000,000)

3. Background

   (1) July 18, 2002: Takasago filed the action for damages.

   (2) June 12, 2003: A decision invalidating the utility model right of

Takasago (dated June 5, 2003) by the Japanese Patent Office was confirmed.

4. Future prospects

As described in paragraph 2 above, the action related with the utility model right are currently on trial at the Osaka District Court. The Company believes that the decision invalidating the utility model right by the Japanese Patent Office will properly be reflected in the action. The result of the action will be publicized as soon as it becomes available.

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